Issuer Free Writing Prospectus Dated April 8, 2014

(Supplementing Preliminary Prospectus Dated April 7, 2014)

Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-191711

Vital Therapies, Inc.

Free Writing Prospectus

This free writing prospectus relates to the initial public offering of common stock of Vital Therapies, Inc. and should be read together with the preliminary prospectus dated April 7, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 6 to the Registration Statement on Form S-1 relating to this offering of our common stock. The Preliminary Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1280776/000119312514132509/d543159ds1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus. References to “Vital Therapies,” “we,” and “our” refer to Vital Therapies, Inc. and its subsidiaries.

The following disclosure replaces the discussion on page 41 of the Preliminary Prospectus under the caption “Use of Proceeds”.

“We estimate that the net proceeds from our sale of 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us, will be approximately $53.6 million, or $62.4 million if the underwriters’ option to purchase additional shares is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $4.2 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discount. Similarly, each increase or decrease of 1.0 million in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $13.0 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discount.

The principal purposes of this offering are to obtain additional capital for the development and possible approval of the ELAD System, create a public market for our common stock, and facilitate our future access to the public equity markets. We expect to use the net proceeds from this offering to fund the clinical development of the ELAD System, and any remainder for working capital and other corporate purposes.

We currently estimate allocating approximately $19 million, $22 million and $8 million of the net proceeds from this offering to fund certain costs expected to be incurred in connection with our VTI-208 Phase 3 clinical trial, VTI-210 Phase 3 clinical trial and VTI-212 Phase 2 clinical trial, respectively, over the next 24 months. These costs include clinical site costs, clinical operations costs, clinical manufacturing costs, and costs associated with clinical shipping and testing. This allocation among the clinical trials is based on the expected relative number of patients to be enrolled in each trial. To the extent our actual net proceeds from this offering are insufficient to fund this allocation, we expect to use some of our existing cash and cash equivalents to fund any difference.

We believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our operations over the next 24 months. In particular, we believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund development through the completion of enrollment and receipt of topline data from our VTI-208 Phase 3 clinical trial and the completion of enrollment of our VTI-210 Phase 3 clinical trial. We may need to raise additional funds prior to completion of enrollment of our VTI-212 Phase 2 clinical trial.

The expected use of the net proceeds from this offering and total funds available to us following the completion of this offering described above represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures depend on numerous factors, including the rate of subject enrollment in our clinical trials, filing requirements with various regulatory agencies, clinical trial results, and any unforeseen cash needs. Our management will retain broad discretion over the allocation of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our stock. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of short-term investment-grade and interest-bearing instruments, direct or guaranteed obligations of the U.S. government, or certificates of deposits.”

Vital Therapies has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Vital Therapies has filed with the SEC for more complete information about Vital Therapies and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Vital Therapies, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from: BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com, or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Telephone: (800) 221-1037, Email: newyork.prospectus@credit-suisse.com.